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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______3_____)*

GABELLI ASSET MANAGEMENT INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

36239Y102
(CUSIP Number)

DECEMBER 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X ]Rule 13d-1(b)
[  ]Rule 13d-1(c)
[  ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36239Y102


1.
Names of Reporting Persons
Pasadena Capital Corporation

I.R.S. Identification Nos. of above persons (entities only).
95-4187880



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)N/A

(b)N/A



3.
SEC Use Only



4.
Citizenship or Place of Organization
USA


Number of
Shares                     5. Sole Voting Power
Beneficially               6. Shared Voting Power 463,850
Owned by                   7. Sole Dispositive Power
Each Reporting             8. Shared Dispositive Power 463,850
Person With



9.
Aggregate Amount Beneficially Owned by Each Reporting Person.
463,850



10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A



11.
Percent of Class Represented by Amount in Row (11)
6.94%



12.
Type of Reporting Person
HC

CUSIP No. 36239Y102


1.
Names of Reporting Persons
Roger Engemann & Associates, Inc.

I.R.S. Identification Nos. of above persons (entities only).
95-2755531



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A

(b) N/A



3.
SEC Use Only



4.
Citizenship or Place of Organization
USA


Number of
Shares                      5. Sole Voting Power
Beneficially                6. Shared Voting Power 463,850
Owned by                    7. Sole Dispositive Power
Each Reporting              8. Shared Dispositive Power 463,850
Person With



9. Aggregate Amount Beneficially Owned by Each Reporting Person.
463,850



10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A



11.
Percent of Class Represented by Amount in Row (11)
6.94%



12.
Type of Reporting Person
IA

Item 1.


(a) Name of Issuer
GABELLI ASSET MANAGEMENT INC.


(b) Address of Issuer's Principal Executive Offices
One Corporate Center
Rye, New York  10580



Item 2.


(a) Name of Person Filing
Pasadena Capital Corporation and controlled entities - see Item 7


(b) Address of Principal Business Office or, if none, Residence
600 North Rosemead Blvd.
Pasadena, California 91107


(c) Citizenship
USA


(d) Title of Class of Securities
Common Stock


(e) CUSIP Number
36239Y102



Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)[ ]
Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).


(c)[ ]
Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).


(d)[ ]
Investment company registered under section
8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).


(e)[ ]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


(f)[ ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


(g)[X]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);


(h)[ ]
A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);


(i)[ ]
A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);


(j)[ ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned: 463,850


(b)
Percent of class:  6.94%.


(c)
Number of shares as to which the person has:


         (i)
         Sole power to vote or to direct the vote


         (ii)
         Shared power to vote or to direct the vote 463,850


         (iii)
         Sole power to dispose or to direct the disposition of.


         (iv)
         Shared power to dispose or to direct the disposition of 463,850



Item 5.
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.
Ownership of More than Five Percent on Behalf of Another Person.


The shares covered by this report are held for the benefit of discretionary accounts managed by Roger Engemann & Associates, Inc. See Item 7 Exhibit.



Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


See Exhibit.



Item 8.
Identification and Classification of Members of the Group

N/A



Item 9.
Notice of Dissolution of Group

N/A

Item 10.
Certification


By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



_____January 28, 2003____
Date

Roger Engemann & Associates, Inc.

By:  Tina L. Mitchell, Vice President, Compliance

Pasadena Capital Corporation

By:  Malcolm Axon, CFO

SCHEDULE 13G

ITEM 7 EXHIBIT


The joint filers are 1) Pasadena Capital Corporation, a holding company, and 2) Roger Engemann & Associates, Inc., an investment adviser.

The relationships of the joint filers are as follows:

1. Pasadena Capital Corporation, a holding company, owns 100% of Roger Engemann & Associates, Inc.

NUMBER OF SHARES BY JOINT FILER


						SHARES		   CONTROL
								   PERSON

Roger Engemann & Associates, Inc.		463,850*	   463,850

Pasadena Capital Corporation			      0		   463,850


*These shares are beneficially owned by and held in the accounts of various clients of the above-named investment adviser, which the adviser has investment discretion and voting authority with respect to such shares.

SCHEDULE 13G

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirement for making a join filing under Rule 13d-1.


				Roger Engemann & Associates, Inc.


				By: Tina L. Mitchell, Vice President, Compliance


				Pasadena Capital Corporation


				By: Malcolm Axon, CFO